SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Kiewit Investment Fund LLLP

(Name of Subject Company)

Kiewit Investment Fund LLLP

(Name of Person(s) Filing Statement)

___________________________________

Limited Partnership Units

(Title of Class of Securities)

___________________________________

N/A

(CUSIP Number of Class of Securities)

____________________________________

Eric Olson

Chief Executive Officer

Kiewit Investment Fund LLLP

Kiewit Plaza

3555 Farnam Street

Omaha, NE 68131

Telephone:  (800) 443-4306

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

______________________________________

With copies to:

Rose F. DiMartino

Laura L. Delanoy

P. Jay Spinola

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Telephone:  (212) 728-8000

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by Kiewit Finance Group Inc., a Delaware corporation (the “Company”), to purchase all the outstanding limited partnership units (“Units”) of Kiewit Investment Fund LLLP, a Delaware limited liability limited partnership (the “Fund”).

Item 1.  Subject Company Information

Name and Address.  The name, address and telephone number of the Fund’s principal executive offices are as follows:

Kiewit Investment Fund LLLP

Kiewit Plaza
3555 Farnam Street

Omaha, NE 68131
Telephone: (800) 443-4306

Securities. This Schedule 14D-9 relates to all of the Units of the Fund.   As of October 31, 2011, there were 10,874.453 Units outstanding, held by 431 limited partners of the Fund (the “Limited Partners”).

Item 2.  Identity and Background of Filing Person

Name and Address.  The information set forth in Section 4 (“The Fund”), Section 11 (“Interest in Securities of the Fund”) and Section 12 (“Certain Information about PKS, the Company and the Fund”) in the Offer to Purchase (as defined below) are incorporated herein by reference.

Tender Offer.  This Schedule 14D-9 relates to the Tender Offer by the Company to purchase all the outstanding Units of the Fund that are properly tendered and not withdrawn prior to 11:59 p.m. (Central Time) on November 30, 2011, unless the Tender Offer is extended (the “Expiration Date”), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of the Expiration Date, less $35 per Unit, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 1, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2011.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest.  The information set forth in the Offer to Purchase under Section 12 (“Certain Information about PKS, the Company and the Fund”) is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation

(a)

Recommendation.

During a meeting held on October 25, 2011, the board of directors of the Fund (the “Fund Board”), by unanimous vote, (i) determined that the terms of the Tender Offer are fair and advisable to and in the best interests of the Fund and the Limited Partners (including unaffiliated Limited Partners); and (ii) resolved to recommend that the Limited Partners accept the Tender Offer and tender all of their Units in the Tender Offer (the “Recommendation”).

Accordingly, the Fund Board recommends that the Limited Partners ACCEPT the Offer and tender all of their Units into the Tender Offer.

(b)

Reasons for the Recommendation.

In reaching its determination of the fairness of the terms of the Tender Offer and recommending that the Limited Partners accept and tender all of their Units into the Tender Offer, the Fund Board considered a variety of factors weighing in favor of the Tender Offer, including:

(i)

that it previously voted unanimously to dissolve and liquidate the Fund and the sale of the Fund’s liquid investments is substantially complete;

(ii)

that the Fund’s remaining investments are comprised substantially of ownership interests in private partnerships, many of which require advance notification prior to the Fund’s ability to withdraw its investment, impose fees for the withdrawal of an investment prior to a specified time period or have internal “side pocket” investments that may remain illiquid for substantial periods, and as a result, it may take several years to fully liquidate these investments and provide Limited Partners with distributions of the proceeds of such liquidation;

(iii)

that during the liquidation process the Fund will be invested in a limited number of issuers, thereby increasing the investment risks and potential volatility of Units;

(iv)

its belief that the Tender Offer represents a reasonable and expeditious method for providing Limited Partners with proceeds in advance of the complete liquidation of the Fund;

(v)

that the Company is offering to pay NAV for the Units, less a relatively modest amount for Fund liquidation expenses and the Company’s Tender Offer related expenses;

(vi)

its understanding that the Tender Offer likely would be completed based on, among other things, (a) the absence of a financing condition or any condition requiring third party consents, (b) the financial strength of the Company and (c) the limited number of conditions to the Tender Offer;

(vii)

its understanding that successful consummation of the Tender Offer will allow the Fund to apply to deregister as an investment company under the 1940 Act, which should result in reduced Fund expenses as the Fund will no longer be subject to the regulatory requirements imposed on registered investment companies by the 1940 Act; and

(viii)

its understanding that the Company has incorporated the benefit of such expense reduction into the price per Unit it is offering in the Tender Offer.

The Fund Board also considered the risks associated with the Tender Offer, including, but not limited to, the fact that (i) upon successful consummation of the Tender Offer and deregistration of the Fund as an investment company under the 1940 Act, any remaining Limited Partners would not receive the benefit of the shareholder-protective measures imposed by the 1940 Act, (ii) the NAV may fluctuate between the date the Tender Offer is made and the Expiration Date and Limited Partners will not know the NAV per Unit as of the Expiration Date prior to the expiration of the Tender Offer; and (iii) the amount a tendering Limited Partner receives in the Tender Offer may be higher or lower than the amount the Limited Partner would receive upon the complete liquidation of the Fund (which may take several years to complete).

The Fund Board based its decision to recommend the Tender Offer on its business judgment that the benefits of the Tender Offer to the Limited Partners, taken as a whole, are likely to outweigh any negative considerations.  The Fund Board determined that the Tender Offer represents the best reasonably available alternative to the Limited Partners, given the fact that the Fund is currently liquidating.  In the course of reaching its decision, the Fund Board considered the liquidation value of the Fund because the Fund is currently liquidating and the purpose of the Tender Offer is to offer the Limited Partners the ability to receive payment for their Units prior to the completion of the liquidation process.  The Fund Board did not consider the net book value of the Units in evaluating the Tender Offer because it did not consider book value to be a relevant consideration for a partnership interest.  Because there is no trading market for the Units, the Fund Board did not consider the historical trading prices of the Units.

In its consideration of the terms of the Tender Offer, the Board reviewed a variety of factors and considered a significant amount of information.  The forgoing discussion is a summary of the Board’s review of the terms of the Tender Offer; it is not, and is not intended to be, an all-inclusive account of those deliberations.  The Fund Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it reviewed in reaching its determination that the Tender Offer is fair and advisable to and in the best interests of the Fund and the Limited Partners (including unaffiliated Limited Partners).  Rather, the Fund Board conducted an overall analysis, including thorough discussion with, and questioning of, Fund management and the Fund’s outside advisors, and determined the factors overall to be favorable to, and to support, its decision.  In addition, individual members of the Fund Board may have given different weight to different factors.  It should be noted that this explanation of the reasoning of the Fund Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8, “Additional Information”.

(c)

Intent to Tender.  To the Fund’s knowledge, after making reasonable inquiry, each director and executive officer of the Fund has indicated that he or she intends to tender all of his or her Units into the Tender Offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

Solicitations or recommendations. The information set forth in the Offer to Purchase under the Summary Term Sheet, Section 10 (“Special Factors”), Section 11 (“Interest in Securities of the Fund”) and Section 18 (“Fees and Expenses”) is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

Securities Transactions.  The information set forth in the Offer to Purchase under Section 12 (“Certain Information about PKS, the Company and the Fund”) is incorporated herein by reference.

Item 7.  Purposes of the Transaction and Plans or Proposals

Subject company negotiations.  The Fund is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a separate tender offer or other acquisition of the Fund’s securities by the Fund or any other person; (ii) any extraordinary transaction, such as a merger or reorganization, involving the Fund; (iii) any purchase, sale (other than as contemplated by the liquidation) or transfer of a material amount of assets of the Fund; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.

Item 8.  Additional Information

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Additional information is contained in the Fund’s most recently filed shareholder reports and other SEC filings, as such filings may be amended from time to time.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about the Fund’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The Fund’s actual future results may differ materially from those set forth in our forward-looking statements.

Item 9.  Exhibits

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Cover Letter to Limited Partners
(a)(1)(D)	Form of E-mail to Limited Partners

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT INVESTMENT FUND LLLP

By:      /s/ Eric Olson

Name:

Eric Olson

Title:

Chief Executive Officer

Dated: November 4, 2011